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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

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                                                       SEC File No. 000-20840
                                                       CUSIP No. 740822 30-9
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                          NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:  February 28, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  President Casinos, Inc.

Former Name if Applicable:  N/A

P.O. Box 220645
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63122-0645
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:  [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

Despite the Registrant's diligent efforts, completion of the Registrant's Annual Report on Form 10-K has been delayed due to the timing of certain administrative matters and recent developments relating to the Registrant's pending voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code, including without limitation the resolution of various matters resulting from the consummation of the Company's sale of its St. Louis gaming operations.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ralph J. Vaclavik         314               622-3180
     Name              Area Code        Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the anticipated sale of the Registrant's St. Louis, Missouri operations on December 19, 2006, the Company recognized asset impairments of $2.5 million and $1.5 million during the first and third quarters of fiscal 2007, respectively. As a result of the sale of the Registrant's Biloxi, Mississippi operations on April 15, 2005 the Company reported a gain on the sale of assets of $27.5 million, net of income taxes of $6.0 million, during fiscal 2006.

  Under the Missouri plan of reorganization (the "Missouri Plan"), the holders of the Company's outstanding notes were paid the amount of their claims less $10.0 million, or $50.7 million. An aggregate of $5.0 million of the $10.0 million was permanently waived, and the remaining $5.0 million was deferred. The deferred amount will be payable from one-half of any future amounts in excess of $5.0 million recovered by the Company pursuant to certain contingent claims. As a result of terms of the Missouri Plan, the Company recognized as income the $10.0 million reduction of reorganization costs during the third quarter of fiscal 2007.

As a result of the foregoing the Registrant anticipates that the consolidated financial statements included in its Annual Report on Form 10-K for the year ended February 28, 2007 will reflect net income of $6.3 million compared to net income of $31.1 million for the year ended February 28, 2006.



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                           President Casinos, Inc.
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 30, 2007



By:    /s/ Ralph J. Vaclavik
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       Ralph J. Vaclavik
       Senior Vice President and
       Chief Financial Officer